EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

ACHIEVE LIFE SCIENCES, INC.

Achieve Life Sciences, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Achieve Life Sciences, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on March 22, 1995 under the name Sonus

Pharmaceuticals, Inc.

SECOND: The Amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation in substantially the form set forth in the following resolution has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

RESOLVED, that, effective as of 12:01 am on July 31, 2020, the Second Amended and Restated Certificate of Incorporation as presently in effect be, and the same hereby is, amended to add the following two paragraphs to precede the first paragraph of Article IV of the Second Amended and Restated Certificate of Incorporation of the Corporation:

“Contingent and effective as of 12:01 am on July 31, 2020 (the “Effective Time”), each twenty (20) shares of the Corporation’s Common Stock, par value $0.001 per share (the “Common Stock”), issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.001 per share, of the Corporation (the “Reverse Split”). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Split. The Corporation will pay in each case the fair value of such fractional shares, without interest and as determined in good faith by the Board of Directors of the Corporation when those entitled to receive such fractional shares are determined.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares have been surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of stock prior to the Reverse Split are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

THIRD: This Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation so adopted (i) shall be effective as of 12:01 am on July 31, 2020, (ii) reads in full as set forth above and (iii) is hereby incorporated into the Second Amended and Restated Certificate of Incorporation by this reference. All other provisions of the Second Amended and Restated Certificate of Incorporation remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 29th day of July 2020.

ACHIEVE LIFE SCIENCES, INC.

By:	/s/John Bencich
John Bencich
Chief Financial Officer and Chief Operating Officer